ALYSON SAAD

Associate Counsel — AVP

Writer’s Direct Number: (205) 268-2984

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: alyson.saad@protective.com

March 10, 2020

VIA EDGAR Transmission

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Re:                             Protective Life Insurance Company

Registration Statement on Form S-3

File No. 333-235429

Commissioners:

On behalf of Protective Life Insurance Company (the “Company”), we are transmitting for filing this Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-3 (the “Registration Statement”) relating to certain individual single premium deferred index-linked annuity contracts (the “Contracts”) previously filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 on December 9, 2019.

We are also providing our responses to comments from the staff (the “Staff”) of the Commission on the Registration Statement received by counsel for the Company via correspondence dated February 7, 2020.  The Amendment incorporates changes made in response to the Staff comments.  For the Staff’s convenience, each Staff comment is set forth in full below, followed by the Company’s response.

General

1.                                      Please confirm that all missing information, including all exhibits, will be filed in a pre- effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Response:                                         The Company confirms that all missing information, including financial statements, exhibits, and other required information is included in the Amendment.

2.                                      Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

Response:                                         There are no guarantees or support agreements with third parties to support any of the Contract features or benefits.  The Company is solely responsible for any benefits or features associated with the Contract.

3.                                      Please update the prospectus, where appropriate, to reflect changes associated with the SECURE Act (e.g., required minimum distribution age).

Response:                                         The Company has updated several sections of the prospectus to reflect changes associated with the SECURE Act.

4.                                      In the Calculation of Registration Fee table on the facing sheet, it is not clear what footnote 1 to the Amount of Registration Fee column represents.

Response:                                         Upon further consideration, the Company has determined that there is not a corresponding footnote to the footnote reference.  For that reason, the Company has removed the footnote reference.

5.                                      The staff notes that the prospectus is dense and hard to follow. Please revise in Plain English, utilizing headings, bullets and other formatting changes to enhance readability.

Response:                                         The Company has revised the prospectus in accordance with Plain English standards.

6.                                      We note that there are numerous formulas and calculations described in the prospectus. Please ensure that you provide clear examples for each calculation and formula, including providing examples of how net and gross withdrawals are calculated in the “Calculating Amounts Associated with a Withdrawal” disclosure on page 25.

Response:                                         The Company has provided examples for each calculation and formula in the Prospectus. For examples of how net and gross withdrawals are calculated, we added language to the “Calculating Amounts Associated with a Withdrawal” section referring readers to Appendix specific examples in Appendix A.

Cover Page

7.                                      Please streamline the Cover Page by only including disclosure of the key features and risks of the Contract. Other less important terms should be moved to the relevant sections of the prospectus (e.g., the information in the first three sentences of the second paragraph about payment procedures).

Response:                                         The Company has complied with the Staff Comment and revised and streamlined the disclosure on the Cover Page of the prospectus.

8.                                      In the first paragraph, please prominently disclose after the first sentence that no premiums beyond the initial premium will be accepted.

Response:                                         The Company has complied with the Staff Comment.

9.                                      To aid an investor’s understanding of the key information on the Cover Page, please avoid using defined terms, or at a minimum describe them, and provide some information about the nature of the Contract for context. For example, begin the third paragraph by stating something to the effect that: “You may allocate Purchase Payments to one or more of the index-linked investment options (each a Strategy) available under the Contract. Each Strategy is tied to a published index (Index) and has an applicable credit calculation method used to determine the rate of return (Crediting Method).”

Response:                                         The Company has complied with the Staff Comment.

10.                               In the third paragraph, please state that a Strategy with a 0% floor will not be credited with negative Index Performance regardless of the amount of the negative Index Performance.

Response:                                         The Company has added the recommended disclosure.

11.                               At the end of the last sentence of third paragraph, please add “at the end of a Strategy Term” so that it is clear that Strategies cannot be terminated during an active Term. Please also prominently disclose that this reservation allows the Company to reduce the number of Strategies from the current ten to three as early as the end of the first year Term.

Response:                                         The Company revised the subject disclosure to reflect that the Company reserves the right to discontinue Strategies for renewal terms, but guarantees that the three Strategies noted would always be available.  The Company believes the revised disclosure strikes an appropriate balance between informing purchasers of the Company’s right to discontinue Strategies without creating a misimpression that the Company has plans to discontinue Strategies that are currently available.

12.                               In the fourth paragraph, please clarify that the minimum 50% Participation Rate limits positive returns to 50% of the index’s returns.

Response:                                         In an effort to streamline the Cover Page and focus on key information about the Contract, the Company has removed the subject paragraph from the Cover Page.

13.                               Please bold the most pertinent information regarding the Floor, Buffer, Cap, Market Value Adjustment and Withdrawal Charge.

Response:                                         The Company has complied with the Staff Comment.

14.                               Please revise your disclosure of the Strategy Value in paragraphs 5 and 6 in plain English. In particular, please disclose how the Strategy Value is impacted by the Vesting Factor for withdrawals from a Strategy or a surrender of the Contract before the Strategy Maturity Date when the Index performance is positive and when it is negative. In particular, please clarify that gains and, to the extent applicable, protections against losses offered by the Buffer are prorated over time as to amounts withdrawn or a surrender of the Contract before a Strategy Maturity Date. The Summary and Risk Factor disclosure should be revised to address the same points.

Response:                                         The Company has complied with the Staff Comment.

15.                               In the eighth paragraph, the Summary and elsewhere where the MVA Period is discussed, please highlight and make clear that the MVA applies to withdrawals (in excess of the annual Free Withdrawal Amount) and a surrender of the contract at all times, other than the 30 days prior to the end of the initial MVA Period and each subsequent one-year MVA Period.

Response:                                         The Company has clarified throughout the prospectus that the MVA applies to withdrawals (in excess of the annual Free Withdrawal Amount) and a surrender of the Contract at all times, other than the 30 days prior to the end of the initial MVA Period and each subsequent one-year MVA Period.

16.                               In the eighth paragraph, please also state that the maximum withdrawal charge is 9% of the amount withdrawn, which includes any positive or negative MVA, and that a positive MVA increases the amount of the withdrawal charge.

Response:                                         The Company has complied with the Staff Comment.

17.                               In the third sentence of the ninth paragraph, please add disclosure that the withdrawal charges could also reduce the Contract Value to less than the amount protected by any applicable Buffer(s) or Floor(s).

Response:                                         In response to Staff Comment #7, the Company has removed the ninth paragraph on the Cover Page of the prospectus.  The Company has added the disclosure recommended by the Staff to the sixth paragraph.

18.                               Please add Cover Page disclosure to the effect that “This Contract is not for you if you are looking for a short-term investment or if you plan to take withdrawals or surrender the Contract before the end of the withdrawal charge period, MVA Period and/or a Strategy Maturity Date.”

Response:                                         The Company has added disclosure to the Cover Page of the prospectus in response to the Staff Comment which disclosure had been discussed with the Staff in a phone call with counsel for the Company on February 20, 2020.

Definitions, page 3

19.                               In the definition of Free Withdrawal Amount, please clarify whether the Free Withdrawal Amount is the Strategy Value on the date such withdrawal is made.

Response:                                         The Company has confirmed and revised disclosure throughout the prospectus to clarify.

20.                               In the definition of the 60 Day Rate Lock Period, please clarify what the purpose of this period is.

Response:                                         The Company has complied with the Staff Comment.

21.                               The definition of Strategy Value states that it represents a value of a Strategy “before application of the MVA,” however it also states that Strategy Value is the product of the Strategy Performance and the Strategy Base, which the prospectus defines as including the MVA.” Please clarify this inconsistency.

Response:                                         The Company has modified the definition of “Strategy Base” in response to the Staff Comment to remove any inconsistency.

Summary, page 5

22.                               Please include in the Summary a listing of all Contract fees and charges.

Response:                                         The Company has added a “Contract Charges and Fees” table to the Summary section of the prospectus.

23.                               Please include brief disclosure in the Summary about the Company’s rights to eliminate or substitute an index and how performance would be calculated upon substitution. Please also add disclosure about this Company right in the section entitled “Index and Index Performance.”

Response:                                         The Company has complied with the Staff Comment.

24.                               Please disclose in the Summary that the price return indexes do not reflect dividends and how that impacts Index Performance. In the Index reference on page 7, please revise to indicate that the MCI EAFE Index is the price return index.

Response:                                         The Company has revised the disclosure in both sections of the prospectus in response to the Staff Comment.

25.                               In the third paragraph, in clauses 1 and 2, please change the reference from “date” to “Start Date” as Strategies can only start on the first and third Wednesday of each month.

Response:                                         The Company has revised the reference to “Start Date”.

26.                               At clause 2 in the third paragraph, please also prominently state that this means that the Company will initiate a Strategy even if not all premiums listed in the application have been received, so long as the “minimum” Purchase Payment amount is received. Please specify the minimum amount, and provide appropriate Risk Factor disclosure.

Response:                                         The Company has added the disclosure in Summary recommended by the Staff.

27.                               In the first sentence of the fourth paragraph’s discussion of crediting interest based on Strategies, please add a reference to reductions in Strategy Value also.

Response:                                         The Company has revised the disclosure to include a reference to reductions in Strategy Value.

28.                               In the last sentence of the fifth paragraph, please disclose when and how Owners are notified of the Strategy Elements for each Strategy prior to the initial Start Date and for renewal Terms.

Response:                                         Disclosure has been added to identify when and how Owners are notified of the Strategy Elements for each Strategy prior to the initial Start Date and for renewal Terms.

29.                               In the last sentence of the seventh paragraph, please explain in plain English what the “Participation Rate for Downside Protection is 100%” means.  This conflicts with other disclosure in the prospectus that the Participation Rate only applies to positive performance.

Response:                                         The Company has removed this sentence from the prospectus to clarify that the Participation Rate only applies to positive performance.

30.                               In the eighth paragraph, please clarify the disclosure in the first sentence beginning “the Participation Rate and Cap will never be less…” since from other disclosure it appears that the minimum Participation Rate and Cap are guaranteed for the life of the Contract, even for new Strategies.

Response:                                         The Company has revised the first sentence in the eighth paragraph to clarify the minimum Participation Rate and minimum Cap are guaranteed for the life of the Contract, even for new Strategies.

31.                               In the eighth paragraph’s discussion of the three Strategies, please consider why there is a need to potentially have two “0” Floor options when the Company is only offering three Strategies.

Response:                                         In response to the Staff Comment, the Company has determined to guarantee that the following Strategy options will be available under the Contract: (i) a Strategy with a 0% Floor (the Default Strategy), (ii) a Strategy with a Floor from -1% to -10%, and (iii) a Strategy with a Buffer between -10% and -25%.

32.                               In the last sentence of this paragraph, please add “for renewal Terms.” Also, please state how the registration statement will be amended each time a Strategy is eliminated.

Response:                                         The Company has added “for renewal Terms” to the last sentence of the paragraph.  Disclosure has been added to indicate the Company will file a supplement to the Prospectus if we discontinue a Strategy.

33.                               In the tenth paragraph disclosure that “[t]he vested Strategy Performance can never be more than the Cap for that Strategy,” please also disclose the effect with a Participation Rate.

Response:                                         The Company has revised the disclosure to further explain the Vesting Factor.

34.                               In the last sentence of this paragraph, please be more specific about how the Vesting Factor affects this adjustment when the Index Performance is positive and negative.

Response:                                         The Company has added disclosure clarifying how the Vesting Factor affects the adjustment when the Index Performance is positive and negative.

35.                               In the eleventh paragraph discussion of the MVA, please state that:

a.              the maximum withdrawal charge is 9% of the amount withdrawn, including any positive or negative MVA, and that a positive MVA increases the amount of the withdrawal charge;

Response:                         The Company has revised the disclosure to indicate that the maximum withdrawal charge is 9% of the amount withdrawn, including any positive or negative MVA, and that a positive MVA increases the amount of the withdrawal charge.

b.              the MVA and any withdrawal charge are applied after the Strategy Value is calculated and note the effect on Contract Value (i.e., that it could be lower than the amounts protected by the applicable Floor(s) or Buffer(s)); and

Response:                                         The Company has added the disclosure recommended by the Staff.

c.               the amount of the MVA may be greater if a withdrawal or surrender is made early in an MVA Period, especially during the initial MVA Period.

Response:                                         The Company has added the disclosure recommended by the Staff.

Summary — Right to Cancel, page 6

36.                               Please state whether the Contract Value is subject to the MVA and withdrawal charge during the right to cancel period.  Please also disclose what the Company will return if the Contract is an IRA.

Response:                                         The Company has added the disclosure recommended by the Staff.

37.                               Please cross-reference where the state variations are disclosed.

Response:                                         The Company has added cross-references indicating where the state variations are disclosed.

Summary — Holding Account, page 7

38.                               Please disclose whether the Holding Account interest rates as modified from time to time are posted on the Company’s website.  Please provide the same disclosure on page 16 under “Holding Account.”

Response:                                         The Company has added the disclosure recommended by the Staff.

Summary — Strategy Value, page 8

39.                               Briefly discuss how the Vesting Factor affects the Strategy Value similar to the disclosure you provide about it under Withdrawals and Surrenders.  Please cross- reference the disclosure on pages 21-22 and state that it shows how the Vesting Factor affects Strategy Value.

Response:                                         The Company has revised the disclosure to discuss how the Vesting Factor affects the Strategy Value.  Cross-references have also been added.

Summary — Market Value, page 8

40.                               Please revise the reference “or minus an amount from Strategy Value” in plain English.

Response:                                         The Company has revised the subject disclosure to meet Plain English standards.

Summary — Withdrawals and Surrenders, page 9

41.                               Please cross-reference the applicable examples.

Response:                                         The Company has added cross-references to the applicable examples.

42.                               In the paragraph about the “Surrender Value of the Contract,” please revise to also cover withdrawals.

Response:                                         The Company has revised the paragraph by changing “Surrender Value of the Contract” to “Contract Value or Surrender Value of the Contract.”

Summary — Market Value Adjustment, page 9

43.                               Please cross reference the examples of how the MVA works upon withdrawal or surrender in Appendix A.

Response:                                         A cross-references to the examples have been added.

44.                               Please also cross-reference the more complete disclosure about the MVA that the Company provides later in the prospectus.

Response:                                         A cross-reference to more complete disclosure about the MVA has been added.

Summary — Withdrawal Charges and Premium Taxes, page 10

45.                               With respect to the Contract Base discussed in the second sentence, please clarify that the withdrawal charge is applied after the MVA adjustment is made to the Strategy Value.

Response:                                         The Company has revised the disclosure to clarify that the withdrawal charge applies after the MVA adjustment is made to the Strategy Value.

Summary — Death Benefit, page 10

46.                               Explain briefly in plain English the difference between the Contract Value Death benefit and the Return of Purchase Payment Death benefit and why an Owner would pick one over the other.

Response:                                         The Company has added disclosure to explain the difference between the Contract Value Death benefit and the Return of Purchase Payment Death benefit and why an Owner would pick one over the other.

47.                               Please specify the charge for the Return of Purchase Payments Death Benefit.

Response:                                         The Company has revised the language by adding a cross-reference to the Contract Charges and Fees Table.

48.                               Please state, if true, that Death Benefits that are not calculated as of a Maturity Date are Strategy Value calculations applicable to days other than a Maturity Date. Also, disclose that the MVA applies depending on when the calculation occurs.

Response:                                         The Company has revised disclosure in the “Death Benefit” section to address the Staff Comment.

Risk Factors, pages 10-12

49.                               Please provide risk disclosure about the consequences of the Company’s right to change the Floor, the Buffer, Participation Rate and/or the Cap at the end of a Term.

Response:                                         Risk disclosure addressing the consequences of the Company’s right to change the Floor, Buffer, Participation Rate and/or the Cap at the end of a Strategy Term has been added in response to the Staff Comment.

50.          As to the MVA, please add interest rate risk disclosure.

Response:                                         The Company has added interest rate risk disclosure pertaining to the Market Value Adjustment in response to the Staff Comment.

51.                               In the “Limitation on Allocations among Strategies” disclosure, please: (1) note that an Owner may only re-allocate Contract Value among Strategies at the end of a Strategy Term; and (2) add disclosure about the risks if an Owner does not re-allocate at the end of a Term.

Response:                                         The Company has added the disclosure recommended by the Staff.

52.                               At the end of the disclosure under “Strategy Discontinuation” that the Company reserves the right to stop offering other Strategies, please add “at the end of a Term.” Also, if the Company gets notice of an improper allocation before a Start Date, please consider implementing a procedure to notify the Owner and seek new allocation instructions, rather than allocating to the Default Strategy for another term.  This comment also applies to this or similar language appearing in this prospectus, including at the last sentence on page 15 and on page 20 under “Establishing a Strategy.”

Response:                                         The Company has revised the disclosure to comply with the Staff Comment.

53.                               In the “Risk That We May Eliminate or Substitute an Index” disclosure, please clarify that the Company may eliminate or substitute an Index “at any time, including before the end of a Term.”

Response:                                         The Company has clarified the statement indicating the Company may eliminate or substitute an Index at any time, including before the end of a Term.

Purchase Payments, page 13

54.                               In the first sentence, please supplementally explain whether all these transactions are considered applications.  If so, please clarify the disclosure.  Otherwise, please revise the Purchase Payment procedures described below to apply to these transactions.

Response:                                         The Company has revised disclosure on page 13 of the prospectus to clarify what constitutes an order.

55.                               In the second paragraph, please disclose that because the Start Date can only be on certain dates in a month, Purchase Payments may remain in the Holding Account for a substantial period before being allocated to the selected Strategies.  Also, if the Purchase Payment is allocated to the Strategies pursuant to the 60 Day Rate Lock Period provision, please state when the remaining balance is applied.  Also, clarify what Strategy Elements apply to these payments.

Response:                                         The Company added disclosure in the first paragraph of the “Purchase Payments” section in response to the first part of the Staff Comment. However, it is the Company’s view that the second part of the Staff Comment addressing the 60 Day Rate Lock Period and Strategy Elements is more appropriately addressed in the “Strategies — Establishing a Strategy” section of the prospectus. For that reason, the Company added disclosure in response to the second part of the Staff Comment in the “Strategies — Establishing a Strategy” section.

56.                               Please disclose what it means to “suspend” a Purchase Payment.

Response:                                         The Company has replaced the term “suspend” with “temporarily hold in suspense.” The Company has also added the following disclosure, “We may exercise this right if required by law or if we determine there are suspicious circumstances or activity surrounding your Purchase Payment, or portions of it.”

57.                               In the fifth paragraph, disclosure states that the Company may also limit the available Strategies, following written notice to Contract Owners, and that the Company may do so for all Contracts or only certain classes of Contracts.  Please delete this disclosure or revise it consistent with earlier disclosure regarding changes to Strategies.

Response:                                         The Company has removed the subject disclosure.

60 Day Rate Lock Period, page 13

58.                               Disclosure states that the Strategy Elements for the initial Strategy selection(s) are guaranteed for 60 days.  Revise to state, if true, that initial Strategy selection(s) are based on the Strategy Elements in effect on the date an Owner signs his/her application and are guaranteed for 60 days.

Response:                                         The Company has retained the first sentence of the paragraph but revised the following two sentences to state “In order to receive the guaranteed rates associated with those Strategy Elements, we must receive your signed application and the minimum Purchase Payment amount within 60 days of the date you sign your application.  If we do not receive both your signed application and the minimum Purchase Payment amount within 60 days of the date you sign your application, then the rates for the Strategy Elements will be then then-current rates in effect on the Issue Date.”

59.                               With respect to the then-current rates in effect on the Issue Date, please specify where these rates can be found.

Response:                                         The Company has added disclosure to specify where rates can be found.

Issuance of a Contract, page 14

60.                               Please delete the disclosure here and elsewhere that states that you will apply the Purchase Payment in accordance with your allocation instructions subject to the availability and restrictions of the currently offered Strategies since the available Strategies and their restrictions are set forth in the prospectus.

Response:                                         The Company has removed the disclosure from the prospectus.

Right to Cancel, page 15

61.                               In the second paragraph disclosure about not assessing a withdrawal charge if an Owner cancels during the right to cancel period, please clarify whether the MVA will apply.

Response:                                         The Company has revised the first sentence in the second paragraph to clarify that the MVA will not apply.

62.                               Please reconcile the disclosure in the second paragraph with the “Right to Cancel” disclosure in the Summary, which states that some states require the greater of Purchase Payments or Contract Value.

Response:                                         The Company has reconciled the disclosure in the second paragraph to state that, “The returned Contract will be treated as if it were never issued, and you will receive a refund of the Contract Value, in states where permitted.  This amount may be more or less than your Purchase Payment.  In other states, we are required to refund the greater of the Contract Value or your Purchase Payment.”

Allocating Your Purchase Payment, page 15

63.                               Please reconcile the disclosure in the last sentence of the fourth paragraph with the 60-Day Rate Lock provision if the minimum payment is received.

Response:                                         The Company has reconciled the disclosure in the last sentence of the fourth paragraph with the 60-Day Rate Lock provision if the minimum payment is received.

Strategies, page 16

64.                               In the third paragraph, please also specify where Strategy Elements on the application date can be found.

Response:                                         The Company has added disclosure identifying where Strategy Elements on the application date can be found.

Index and Index Performance, page 17

65.                               Please revise the last sentence which states “Strategy Performance generally limits Index Performance” into plain English.

Response:                                         After further consideration, the Company has removed the last sentence of the subject paragraph.

Example 1, page 17

66.                               Please add an example using the minimum Participation Rate of 50%.  Please also confirm that the Participation Rates (e.g.,120% Participation Rate) used in the examples are Participation Rates and Caps that the Company intends to offer; otherwise please revise using more representative rates.

Response:                                         The Company has added the example requested by the Staff.  The Company also confirms that that the Participation Rates and Caps used in the examples are Participation Rates and Caps that the Company intends to offer.

Downside Protection, page 18

67.                               Please delete the second sentence as the reference to a Participation Rate for Downside Protection is confusing.

Response:                                         The Company has complied with the Staff Comment.

68.                               Disclosure on page 29 states that application of the MVA to a withdrawal or surrender request that exceeds the Free Withdrawal Amount could reduce the Contract Value or Surrender Value to less than the amount protected by the Buffer(s) or Floor(s). Please add this disclosure here and in your discussion of the Floor(s) and Buffer(s) in the Summary.

Response:                                         The Company has added the disclosure requested by the Staff Comment.

Floor, page 18

69.                               Please state that a “0” Floor means the Owner will not be exposed to any negative performance.

Response:                                         The Company has complied with the Staff Comment.

Buffer, page 18

70.                               In the first paragraph on page 19, please change “Buffer of 15%” to “Buffer of -15%.”

Response:                                         The Company has complied with the Staff Comment.

71.                               In Example 1 (-15% Buffer), please delete the following sentence in the formula as it doesn’t seem to apply to the example shown or explain why it is necessary: “If Index Performance (-5%) is less than the Buffer (-15%), then Index Performance (-5%) less the Buffer (-15%).” Similarly, please delete or explain the need for “If Index Performance (-25%) is between 0% and the Buffer (-15%), then 0%” in the next example.

Response:                                         The Company has removed the subject disclosure in response to the Staff Comment.

Establishing a Strategy, page 19

72.                               In the first sentence of the third paragraph, please change “be” to “be the next Start Date following.”

Response:                                         The Company has complied with the Staff Comment.

73.                               In the third paragraph, please clarify the Start Date for the amount received after the minimum payment is applied pursuant to the 60 Date Rate Lock provision and disclose the applicable Strategy Elements.

Response:                                         The Company has complied with the Staff Comment.

74.                               In the fourth paragraph, disclosure states that “If an allocation instruction would result in a Strategy’s Maturity Date to occur after the Annuity Date, we will allocate that portion of the contract value to the Default Strategy.” Please clarify what this means.

Response:                                         The Company has clarified the subject disclosure.

Suspension or Termination of a Strategy, page 20

75.                               This paragraph suggests that the Company can terminate a Strategy before the end of a Term.  Please reconcile consistent with other disclosure that states that Strategies can be terminated only at the end of a Term.

Response:                                         The Company has complied with the Staff Comment.

Transfer of Maturity Value on a Maturity Date, page 20

76.                               In the second paragraph, please add disclosure cautioning Owners to wait until they know the Strategy Elements applicable to the new Term before providing allocation instructions.

Response:                                         The Company has added the recommended disclosure.

Automatic Strategy Renewal, page 21

77.                               In the third paragraph, please consider notifying an Owner that the Strategy will not be available at renewal, rather than allocating to the Default Strategy.

Response:                                         The Company has added the disclosure noting that if a Strategy will not be available at renewal the Company will attempt to contact the Owner or their financial professional to request new allocation instructions.  If the Company does not receive new allocation instructions by 4 p.m. Eastern Time on the Strategy Start Date, the Company will transfer the Maturity Value to the Default Strategy.

Strategy Base and Strategy Value, page 21

78.                               In the second paragraph’s statement that “the post-withdrawal Strategy Base will be different than the pre-withdrawal Strategy Base,” please clarify whether this difference will be dollar for dollar or proportionate.

Response:                                         The Company has revised the disclosure to comply with the Staff Comment.

Vesting Factor, page 22

79.                               In the Summary discussion of the Vesting Factor, please cross-reference the table on page 22 and state that it quantifies the Vesting Factor.

Response:                                         The Company added the cross-reference requested by the Staff.

80.                               Please provide examples of the Strategy Value at different times during the Term when the Index Performance is positive and when the Index Performance is negative (with both Floors and Buffers).

Response:                                         The Company provided the examples requested by the Staff.

Maturity Value, page 22

81.                               Disclosure in the Note in the last paragraph on page 22 states that “[Y]our Maturity Value may be less than the Strategy Base, even if Index Performance has been positive through some, or most, of the Term.” Please provide disclosure about this risk of point- to-point calculation in the Risk Factors.

Response:                                         The Company added the recommended disclosure to the Risk Factors section.

82.                               In the examples on page 23, please add an example with a Buffer.

Response:                                         The Company added an example with a Buffer.

Effect of a Withdrawal, page 27

83.                               Please highlight or make more prominent the statement that “If you make a withdrawal when Strategy Performance is negative, the reduction to the Strategy Base could be significant and will be larger than if Strategy Performance were neutral or positive.”

Response:                                         The Company highlighted the subject sentence in response to the Staff Comment.

Death Benefit, page 27

84.                               At the top of page 28, please provide an example of how the Return of Purchase Payment Death Benefit works and differs from the Contract Value Death Benefit.

Response:                                         The Company provided the example requested by the Staff.

Waiver of Withdrawal Charge and Market Value Adjustment, page 31

85.                               At the top of page 32, disclosure states that “The waiver of withdrawal charge and MVA for terminal illness or nursing facility confinement may not be available in all states . . . .” Please show state law variations in Appendix D and cross-reference the Appendix here.

Response:                                         The Company added Appendix D which discloses state variations, including the availability of the waiver of withdrawal charge and MVA for terminal illness and nursing facility confinement.  The Company added the cross-reference to Appendix D as requested by the Staff.

86.                               Please delete the statement that the waiver may not be available with new Contracts in the future.

Response:                                         The Company removed the subject statement in response to the Staff Comment.

Experts, page 42

87.                               Please state that you are incorporating your 2019 financial statements from your Form 10-K for the year ended December 31, 2019.

Response:                                         The Company modified the disclosure addressing incorporation by reference of the Company’s financial statements from its Form 10-K filing in response to the Staff Comment.

Registration Statement, page 42

88.          Please delete the last two sentences of this section referring Owners to the form of Contract.  All material terms of the Contract must be disclosed in the prospectus.

Response:                                         The Company removed the subject disclosure in response to the Staff Comment.

Incorporation of Certain Documents by Reference, page 42

89.          Please tell us why you are incorporating March 2019 Form 10-Q.

Response:                                         The Company removed the reference to the March 2019 Form 10-Q from the prospectus.

*              *              *

In addition to the additions and revisions the Company made in response to the Staff comments, the Company has also made other revisions to certain sections and disclosure in the Prospectus. These revisions were corrective or clarifying and were not substantive in nature.

We believe that the Amendment is complete and responds to all Commission Staff comments and that the Amendment provides all information investors require for an informed decision as to whether to purchase a Contract.  We respectfully request that the Staff review these materials as soon as possible.

If you have any questions regarding this letter or the Amendment, please contact me at 205-268-2984, or our counsel Thomas Bisset at 202-383-0118.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Alyson Saad

Associate Counsel
Protective Life Insurance Company

cc:	Ms. Jennifer Hardy
Ms. Sally Samuel
Mr. Thomas Bisset